SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

30 April 2009
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 30 April 2009
                   re: Report and Accounts, AGM etc

Secretary’s Department 25 Gresham Street London EC2V 7HN TNT 89	Direct line: 020 7356 2108 Network: 7-400 2108 Switchboard: 020 7626 1500 Fax: 020 73561038 Network Fax: 7-400 1038 Email: Mike.Hatcher@lloydstsb.co.uk
30th April, 2009

LLOYDS BANKING GROUP plc
NOTICE OF 2008 ANNUALGENERAL MEETING

FORM OF PROXY
ANNUAL REPORT AND ACCOUNTS 2008
ANNUAL REVIEW 2008

NOTIFICATION OF AVAILABILITY OF DOCUMENTS ON THE COMPANY'S WEBSITE

Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority’s document viewing facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone no. 020 7066 1000

     Lloyds Banking Group plc is registered in Scotland no. 95000

          Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  30th April 2009